Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated August 19, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on August 19, 2002, entitled "Discussions with Vivendi Concerning Vizzavi".

19 August 2002

DISCUSSIONS WITH VIVENDI CONCERNING VIZZAVI

Vodafone Group Plc ("Vodafone") and Vivendi Universal ("Vivendi") confirm that they are in discussions concerning the future shareholding structure of their joint venture company, Vizzavi. These discussions may lead to an offer by Vodafone to acquire all or a part of Vivendi's shareholding in Vizzavi. However, as a result of these discussions, certain filings are being made with competition authorities in various territories. This does not indicate the conclusion of any discussions currently taking place, and no further comment will be made by either party unless and until such a conclusion is reached.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Director of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Group Communications Manager
Tel: +44 (0) 1635 673310

Tavistock Communications

John West
Tel: +44 (0) 20 7600 2288

Vivendi Universal

Antonie Lefort
Tel: +33 (1) 71 71 11 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 19, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary